[PENN NATIONAL GAMING, INC. LETTERHEAD]

Daniel Morris
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:                               Penn National Gaming, Inc. (the “Company”)
Definitive 14A
Filed April 30, 2007
File No. 000-24206

Dear Mr. Morris,

This letter responds to your December 10, 2007 correspondence and confirms our several recent discussions.  By way of background, the Company’s April 30, 2007 Proxy Statement sets forth the 2007 incentive compensation performance targets and the underlying rationale for those targets in detail (please refer to pages 27-28 of the April 30, 2007 Proxy Statement).  Our 2008 Proxy Statement will have similarly fulsome disclosure regarding targets in connection with the incentive compensation for named executive officers.  Moreover, we do not anticipate withholding the disclosure of any such targets based on such disclosure causing the Company competitive harm and, in any case, we understand that the standard the Company must satisfy to refrain from disclosing such targets is the same standard applicable when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Securities Exchange Act Rule 24b-2.

Please contact me if you have any further questions or comments.

Very Truly Yours,

/s/ Carl Sottosanti

Carl Sottosanti
VP/Deputy General Counsel